Filed by Crestwood Midstream Partners LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 333-187608

Crestwood Investor / Customer / Supplier Talking Points on Upstairs Transaction

Announcement

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[Today / June 19] we announced that we have completed the first steps in our previously announced agreement to combine Crestwood and Inergy to create a fully integrated midstream partnership with a total enterprise value of approximately $7 billion:

¡	Crestwood Holdings has acquired the general partner, and thus control, of Inergy, L.P.
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Additionally, Crestwood Gas Services Holdings LLC, a wholly owned subsidiary of Crestwood Holdings, contributed 100% of its interest in Crestwood Gas Services GP LLC, the general partner and owner of the incentive distribution rights of Crestwood Midstream Partners LP for common units and subordinated units in Inergy, L.P.

•	The final step of the combination process, the merger of Crestwood Midstream with Inergy Midstream, is expected to occur in the third quarter of 2013.

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As contemplated in the merger agreement, Crestwood’s Chairman, President and CEO Bob Phillips has been named Chairman, President and Chief Executive Officer of both Inergy, L.P. and Inergy Midstream, effective immediately. This appointment positions him to serve as Chairman, President and Chief Executive Officer of the combined company following the completion of the transaction.

¡	Prior Inergy Chairman and Chief Executive Officer, John J. Sherman, and President, R. Brooks Sherman, Jr., have stepped down from day-to-day management roles.
¡	John Sherman will continue to serve on the Boards of Directors of Inergy, L.P. and Inergy Midstream.
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In addition to Mr. Phillips, Michael G. France, Managing Director at First Reserve and Managing Member of Crestwood Holdings, has been named to the Boards of Directors of Inergy, L.P. and Inergy Midstream. In connection with the June 19th transactions, Phillip L. Elbert as stepped down from the Board of Directors of Inergy, L.P., effective immediately.

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Prior to completion of the merger, Crestwood Holdings and Inergy, L.P. will designate three additional directors to each of the respective Boards of Directors of Inergy, L.P. and Inergy Midstream. The names and backgrounds of those individuals will be announced once final selections are complete.

¡	Additionally, the executive management team, which is expected to include senior executives from both companies, will be announced prior to completion of the merger.

What This Announcement Means

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This is an important step forward in the process of combining our two companies to create a fully integrated midstream MLP linking new shale-based energy supplies with growing energy demand across the midstream value chain.

•	The company will have a diverse platform of midstream assets providing broad-ranging services, from gathering and processing to storage and sales, in the premier shale plays in North America.

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Until the final transaction is completed, Crestwood Midstream and Inergy Midstream will continue to operate as separate, independent companies. It remains business as usual for all Crestwood and Inergy stakeholders.

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Until the close of the final transaction, Crestwood Midstream will continue to be listed on the NYSE under the ticker symbol CMLP. Inergy Midstream and Inergy, L.P. will continue to be listed on the NYSE under the ticker symbols NRGM and NRGY, respectively.

•	We don’t anticipate any changes in your relationship with Crestwood, and your day-to-day contacts at the Company will not change as a result of this announcement.

In Closing . . .

•	We deeply value our relationship with you, and as we move through this process, we will continue to keep you updated on our progress.

•	Thank you for your continued support of our company.

•	If you have any questions, please feel free to contact [me / your normal Crestwood representative] at any time.

Additional Information and Where to Find It

This document contains information about the proposed merger involving Crestwood and Inergy Midstream. In connection with the proposed merger, Inergy Midstream has filed with the SEC a preliminary registration statement on Form S-4 that includes a proxy statement/prospectus for the unitholders of Crestwood. Crestwood will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Inergy Midstream and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by Inergy Midstream with the SEC from Inergy Midstream’s website, www.inergylp.com, under the heading “SEC Filings” in the Inergy Midstream, L.P. “Investor Relations” tab.

Participants in the Solicitation

Crestwood, Inergy Midstream, Inergy, L.P. and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC. Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy Midstream’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy, L.P.’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood and Inergy management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s or Inergy’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of Crestwood or Inergy assets; failure or delays by customers in achieving expected production in their natural gas projects; competitive conditions in the industry and their impact on the ability of Crestwood or Inergy to connect natural gas supplies to Crestwood or Inergy gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood or Inergy to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood or Inergy’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood or Inergy to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact either company’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness of either company, as well as other factors disclosed in Crestwood and Inergy’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood and Inergy with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K for the year ended December 31, 2012 and September 30, 2012, respectively, and the most recent Quarterly Reports and Current Reports, for a more extensive list of factors that could affect results. Crestwood and Inergy do not assume any obligation to update these forward-looking statements.